June 4, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	KBL Healthcare Acquisition III Corp. and PRWT Services, Inc.
Registration Statement on Form S-4
File No. 333-158692

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), KBL Healthcare Acquisition III Corp.  and PRWT Services,, Inc. (collectively, the “Registrants”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4, File No. 333-158692 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement is being withdrawn  and PRWT, Services, Inc. will file a new registration statement pursuant to the Staff’s comment letter relating to the Registration Statement.  No securities were sold under the Registration Statement.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statements to the undersigned, facsimile number (917) 332-3725.

If you any questions with respect to this matter, please contact Brad L. Shiffman at (212) 885-5442.

Very truly yours,

KBL Healthcare Acquisition III Corp.

By: /s/ Michael D. Kaswan
Michael D. Kaswan
Chief Operating Officer

PRWT Services, Inc.

By: /s/ George Burrell
       George Burrell
       Chief Financial Officer